NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2015, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2102, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

The Partnership receives commissions for directing its customers to invest in hedge funds, mutual funds and variable life insurance products. The Partnership does not carry any securities for its customers.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Income Tax

The Partnership files a federal income tax return on a calendar-year basis. The entity is organized as a Partnership and the entity is not liable for income taxes. All income and losses are passed through to the partners of the Partnership. As a result, no current or deferred income tax expense is recognized in the Partnership's financial statements.

In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For the Partnership, taxable margin is revenue less interest expense. The margin tax was insignificant for the years ended December 31, 2015 and 2014. This tax is current and does not have a deferred tax component.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Tax - continued

The Partnership had no unrecognized tax benefits at December 31, 2015 and 2014. The Partnership recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2015 and 2014, the Partnership recognized no interest and penalties.

NOTE 2:   PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The general partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the limited partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3:   RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the years ended December 31, 2015 and 2014, the Partnership paid $6,000 to the limited partner.

On May 28, 2015, the Partnership advanced a related party $315,000 under a formal note that bears interest at .43% per annum, payable in annual installments of interest only, with repayment of outstanding principal and related accrued interest at the maturity, May 27, 2018. For the year ended December 31, 2015, interest income and accrued interest on this note was deemed to be insignificant.

NOTE 4:   BUSINESS CONCENTRATION

During the years ended December 31, 2015, one customer accounted for 54% of revenues; during 2014, one customer accounted for 45% of revenues. At December 31, 2015 and 2014, one customer comprised 100% of commission receivable.

NOTE 5:   NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Partnership had net capital of $362,168 which was $337,168 in excess of its required net capital of $25,000. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 96%.

NOTE 6:   SUBSEQUENT EVENTS

The Partnership has evaluated all subsequent events through February 23, 2016, the date the financial statements were available to be issued.